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                                                                  Exhibit (a)(3)

        FORM OF CONFIRMATION TO OPTIONEES ELECTING TO PARTICIPATE IN THE
                               OFFER TO EXCHANGE

To       [OPTION HOLDER]

This message confirms that on ___________, 2002, SpeedFam-IPEC, Inc. cancelled an option to purchase [NUMBER] shares, which you submitted for exchange under your Transmittal Letter. SpeedFam-IPEC will grant you a new option to purchase [NUMBER] shares, with the terms and conditions described in the Offer to Exchange, dated January 3, 2002, subject to your continued employment at SpeedFam-IPEC and the other terms set forth in the Offer to Exchange.

If you have any questions about this message, please contact Kevin West by email at kwest@sfamipec.com, or by telephone at (480) 705-2112.

Thank you,

Richard J. Faubert
President and Chief Executive Officer